Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Filer’s SEC File No.: 001-08606

Date: December 9, 2013

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This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus expected to be published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus will be available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor.

Excerpts from UBS Global Media and Communications Conference

December 9, 2013

John Hodulik - UBS - Analyst

So, Lowell, 2013 was a big year for the Company, I think it will be remembered mostly for the end of the partnership with Vodafone and Verizon taking full control of Verizon Wireless. But can you highlight some of the other big milestones that the Company had this year?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Sure, so let me just comment quickly on Vodafone and then we can move to the broader business. Obviously that is a huge thing for us. We have been focused on that for about 10 years. So as they say, good things come to those who wait. And I think we found a win-win for Vodafone and for us. It gives them the money to sort of retool their business and it gives us what we would argue is the strong position to do whatever we need to do.

We see a huge growth spurt ahead of us in the wireless industry and in telecom in the US. And Bob did a little bit of an overview of why he is excited and UBS is excited about this whole sector of the economy. So if you look at day one we will have 10% EPS accretion. Some of you in the audience are arguing we are conservative on that, we will see. But sets us up for probably some of the things we’ll talk about in the next 45 minutes.

[. . .]

John Hodulik - UBS - Analyst

And then last thing on the wireless, obviously centerpiece is this rather large wireless transaction you have going on right now. First of all, I guess could you update us on what is the latest you said in terms of when that Verizon Wireless deal will close?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Yes, so I think most of you saw we got the FCC approvals last week, that is a great milestone for us, really no issues whatsoever for us from a regulatory perspective. In our filings we said we’re going to do the shareholder meeting January 28 I think is the exact date. And then from there it is a little bit in Vodafone’s court. They will have their shareholder vote which I don’t want to speak for Vittorio but I don’t think we have seen any major issues there. Then it, all in the UK, it has to circulate back through the court.

So we are a little bit at the mercy of their court approval process, but we monitor this very closely, we don’t see any hiccups. So sometime in that—we have always said first quarter, sometime in that timeframe should easily get done.

John Hodulik - UBS - Analyst

And before the Verizon Wireless deal there was a lot of speculation that Verizon could be looking into Canada as another area of growth. Is that completely off the table now? And how do you view Verizon Wireless as it relates to other international opportunities?

Lowell McAdam - Verizon Communications Inc. - Chairman & CEO

Yes. So I think that people mischaracterized a little bit and I will come back to Canada, our motivation here on Vodafone. When we looked at the Vodafone deal we compared a full merger to what we felt we could do in the US. And it was very clear in our minds that our shareholders would be better off being very focused on the US for the next several years. I didn’t ever say that we wouldn’t go international and we wouldn’t look at properties that came available to us as we go along.

Now we don’t feel a huge need, especially in Europe, to own the underlying network because the regulatory environment is such that an MVNO is really in a very strong position in Europe. So if we need to service our customers we have — we are in 150 countries around the world through our VES service, we have got cloud data centers all over the world. If we need to go in and service that segment for us we think there is lots of ways to do it.

Now that doesn’t rule out if we saw the right regulatory environment, we saw the right economic environment, we would go in and very selectively participate in those particular markets.

Canada is a great market, but given our priorities over the next couple of years, and that is: network, it is deploying things like video, machine to machine, it is paying back the bonds that we took out so we have got a lot in the next couple of years we need to pay back there. Obviously we want to maintain a strong dividend for our shareholders. If you look at those priorities for us going in and doing a major acquisition that would involve many, many countries we didn’t think was the right thing for our shareholders.

FORWARD-LOOKING STATEMENTS

In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to obtain applicable regulatory or shareholder approvals in connection with the Vodafone transaction in a timely manner or at all; failure to satisfy other closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a preliminary prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “preliminary prospectus”). Verizon has also filed with the SEC a preliminary proxy statement with respect to the special meeting of the Verizon shareholders to be held in connection with the proposed transaction (the “preliminary proxy statement”). The registration statement on Form S-4 has not yet been declared effective and the preliminary prospectus and the preliminary proxy statement are not yet final and will be further amended. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the preliminary prospectus, the preliminary proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

PARTICIPANTS IN THE SOLICITATION

Verizon, Vodafone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Verizon in respect of the proposed transaction contemplated by the proxy statement. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Verizon in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement filed by Verizon with the SEC. Information regarding Verizon’s directors and executive officers is contained in Verizon’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated March 18, 2013, which are filed with the SEC. Information regarding Vodafone’s directors and executive officers is contained in Vodafone’s Annual Report on Form 20-F for the year ended March 31, 2013, which is filed with the SEC.